82-04518

06017728

RECEIVED
2006 OCT 26 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

fax

SUPPL

To:	Office of International Corporation Finance, SEC	From:	Secretariat
Fax:	001 202 772 9207	Phone:	01753 494008
Date:	25 October 2006	Pages (inc):	4
Re:	Stock Exchange Announcement	Cc:	

A recently released Stock Exchange Announcement follows.

Secretariat

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

JW 10/26

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494008**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

25 October 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
SIP

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 20 October 2006 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 October 2006 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	57	456,657
Jake Ulrich	57	719,200
Persons Discharging Managerial Responsibility		
Grant Dawson	57	219,373
Anne Minto	57	115,790
Chris Weston	40	75,732

* The 'Number of Shares Acquired' includes 38 Partnership shares (except for Chris Weston which includes 27 Partnership shares) acquired at 330.5 pence per share and 19 Matching shares (except for Chris Weston which includes 13 Matching shares) acquired at 329.50 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 10,683 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards October's allocation of Matching shares. The Directors listed above, together with some 5,422 other employees, are participants in the Plan and are potentially interested in the remaining 2,359 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

RECEIVED
2006 OCT 26 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

fax

To:	Office of International Corporation Finance, SEC	**From:**	Secretariat
Fax:	001 202 772 9207	**Phone:**	01753 494008
Date:	25 October 2006	**Pages (inc):**	3
Re:	Stock Exchange Announcement	**Cc:**	

A recently released Stock Exchange Announcement follows.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494008**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

25 October 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Publication of Final Terms

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

24 October 2006

Publication of Final Terms

The following Final Terms are available for viewing:

Final terms for the issue by Centrica plc of GBP 300,000,000 5.50 per cent. Notes due 2016 under the U.S.$3,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser:

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?id=1323934&source=RNS

For further information, please contact

Enquiries:

Centrica Media Relations:	01753 494085
Centrica Investor Relations:	01753 494900

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.